UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) Or 13(e)(1)

of the Securities Exchange Act of 1934

Aware, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock

Par Value $0.01 Per Share

(Title of class of securities)

05453N-10-0

(CUSIP number of class of securities)

Robert A. Eckel

Chief Executive Officer & President

Aware, Inc.

76 Blanchard Road

Burlington, MA 01803

Telephone: (781) 687-0300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

William R. Kolb, Esq.

Daniel S. Clevenger, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

Telephone: (617) 832-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 19, 2024 (the “Schedule TO”), by Aware, Inc., a Massachusetts corporation (the “Company”), in connection with its offer to exchange eligible stock options for replacement stock options with modified terms pursuant to the Offer to Exchange Certain Outstanding Stock Options for New Options Under Aware’s 2023 Equity and Incentive Plan, dated January 19, 2024 (the “Exchange Offer”).

This Amendment is being filed solely to amend “Item 4 – Terms of the Transaction” to reflect and report the final results of the Exchange Offer under the caption “Material Terms.” Except as otherwise noted below, no changes have been made to the Schedule TO. All capitalized terms used herein have the same meanings as given in the Exchange Offer.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information under the caption “Material Terms”:

The Exchange Offer expired at 11:59 p.m., New York City Time, on February 20, 2024. Pursuant to the Exchange Offer, 9 Eligible Participants elected to exchange Eligible Options, and the Company accepted for cancellation Eligible Options to purchase an aggregate of 2,180,000 shares of the Company’s common stock (“Common Stock”), representing approximately 96% of the total shares of Common Stock underlying the Eligible Options. Following the expiration of the Exchange Offer, on February 20, 2024, the Company granted New Options to purchase 933,073 shares of Common Stock, pursuant to the terms of the Exchange Offer and the Company’s 2023 Equity and Incentive Plan. The exercise price per share of the New Options granted pursuant to the Exchange Offer is $2.21 per share. The vesting terms of the New Options are described in detail in the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2024	Aware, Inc.

	By:	/s/ David K. Traverse
Name: David K. Traverse
Title: Principal Financial Officer